Exhibit 21

SUBSIDIARIES

Set forth below is a list of subsidiaries of Burlington Industries, Inc. (the “Company”)* and, as to each person named, the percentage of voting securities owned, or other bases of control, by its immediate parent.

Name	State or Jurisdiction of Incorporation	Percentage of Voting Power Represented by Securities Owned by the Company on September 28, 2002
Burlington Investment Inc.	Delaware	100%
Burlington Fabrics Inc.	Delaware	100%
Proyectos Burlmex, S. de R.L. de C.V.	Mexico	100%
Burlington Yecapixtla, S.A. de C.V.	Mexico	100%

*
The names of 24 domestic subsidiaries and 16 foreign subsidiaries of the Company have been omitted because, considered in the aggregate, they would not constitute a significant subsidiary. All of the foregoing subsidiaries are included in the consolidated financial statements of the Company.